# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Luminar Technologies, Inc., CIK 0001758057
CUSIP: 550424303
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2603 Discovery Drive, Suite 100, Orlando, Florida (FL), 32826
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-001398
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,708,964; shared voting power 0; sole dispositive power 1,710,006; shared dispositive power 0; aggregate amount beneficially owned 1,710,006 (4.55% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,704,969; shared voting power 0; sole dispositive power 1,706,011; shared dispositive power 0; aggregate amount beneficially owned 1,706,011 (4.54% of the class)
- BMO CAPITAL MARKETS CORP.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 104,969; shared voting power 0; sole dispositive power 104,969; shared dispositive power 0; aggregate amount beneficially owned 104,969 (0.28% of the class)
- BMO BANK N.A.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Illinois (IL); sole voting power 1,600,000; shared voting power 0; sole dispositive power 1,600,000; shared dispositive power 0; aggregate amount beneficially owned 1,600,000 (4.26% of the class)
- BANK OF MONTREAL, NEW YORK BRANCH: type of reporting person: broker-dealer (BD); citizenship or place of organization: Unknown (XX); sole voting power 3,995; shared voting power 0; sole dispositive power 3,995; shared dispositive power 0; aggregate amount beneficially owned 3,995 (0.01% of the class)

## Item 1. Issuer
Name of issuer: Luminar Technologies, Inc.
Address of issuer's principal executive offices:
2603 Discovery Drive
Suite 100
Orlando, FLORIDA
32826

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BMO FINANCIAL CORP.

BMO CAPITAL MARKETS CORP.

BMO BANK N.A.

BANK OF MONTREAL, NEW YORK BRANCH
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO CAPITAL MARKETS CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BANK OF MONTREAL, NEW YORK BRANCH - UNKNOWN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,710,006
Percent of class: 4.55
Sole power to vote or to direct the vote:
Bank of Montreal - 1,708,964

BMO FINANCIAL CORP. - 1,704,969

BMO CAPITAL MARKETS CORP. - 104,969

BMO BANK N.A. - 1,600,000

BANK OF MONTREAL, NEW YORK BRANCH - 3,995
Shared power to vote or to direct the vote:
Bank of Montreal - 0

BMO FINANCIAL CORP. - 0

BMO CAPITAL MARKETS CORP. - 0

BMO BANK N.A. - 0

BANK OF MONTREAL, NEW YORK BRANCH - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 1,710,006

BMO FINANCIAL CORP. - 1,706,011

BMO CAPITAL MARKETS CORP. - 104,969

BMO BANK N.A. - 1,600,000

BANK OF MONTREAL, NEW YORK BRANCH - 3,995
Shared power to dispose or to direct the disposition:
Bank of Montreal - 0

BMO FINANCIAL CORP. - 0

BMO CAPITAL MARKETS CORP. - 0

BMO BANK N.A. - 0

BANK OF MONTREAL, NEW YORK BRANCH - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO CAPITAL MARKETS CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BANK OF MONTREAL, NEW YORK BRANCH: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)